UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 29)1

PolyMetMining Corp.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

731916102
(CUSIP Number)

Stephen Rowland
Glencore International AG
Baarermattstrasse 3
CH-6340 Baar
Switzerland
+41 41 709 2000

With copies to:

Eoghan P. Keenan, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731916102
1	NAMES OF REPORTING PERSONS
Glencore plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
160,617,964

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
160,617,964

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,617,964

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
82.26%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO; HC

CUSIP No. 731916102
1	NAMES OF REPORTING PERSONS
Glencore International AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
160,617,964

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
160,617,964

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,617,964

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
82.26%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO; HC

CUSIP No. 731916102
1	NAMES OF REPORTING PERSONS
Glencore AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
160,617,964

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
160,617,964

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,617,964

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
82.26%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 731916102
Explanatory Note:

This Amendment No. 29 (this “Amendment No. 29”) amends, as specifically set forth herein, the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) by Glencore Holding AG, Glencore International AG and Glencore AG on November 10, 2008, and amended by Amendment No. 1 thereto filed on December 24, 2008, Amendment No. 2 thereto filed on June 22, 2009, Amendment No. 3 thereto filed on September 4, 2009, Amendment No. 4 thereto filed on November 3, 2009, Amendment No. 5 thereto filed on November 23, 2009, Amendment No. 6 thereto filed on January 27, 2010, Amendment No. 7 thereto filed on November 15, 2010, Amendment No. 8 thereto filed on June 2, 2011 (which amendment removed Glencore Holding AG as a Reporting Person and added Glencore International plc (now known as Glencore plc) as a Reporting Person), Amendment No. 9 thereto filed on July 15, 2011, Amendment No. 10 thereto filed on December 6, 2011, Amendment No. 11 thereto filed on October 16, 2012, Amendment No. 12 thereto filed on April 16, 2013, Amendment No. 13 thereto filed on June 10, 2013, Amendment No. 14 thereto filed on July 8, 2013, Amendment No. 15 thereto filed on April 29, 2014, Amendment No. 16 thereto filed on August 5, 2015, Amendment No. 17 thereto filed on December 18, 2015, Amendment No. 18 thereto filed on September 19, 2016, Amendment No. 19 thereto filed on November 1, 2016, Amendment No. 20 thereto filed on April 4, 2018, Amendment No. 21 thereto filed on March 29, 2019, Amendment No. 22 thereto filed on May 13, 2019, Amendment No. 23 thereto filed on July 8, 2019, Amendment No. 24 thereto filed on April 8, 2020, Amendment No. 25 thereto filed on February 16, 2022, Amendment No. 26 thereto filed on July 21, 2022, Amendment No. 27 thereto filed on February 28, 2023 and Amendment No. 28 thereto filed on April 12, 2023 (as so amended, the “Statement”) relating to the common shares, no par value (“Common Shares”), of PolyMet Mining Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to incorporate by reference Item 4 of this Amendment No. 29.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On June 30, 2023, Glencore submitted a non-binding proposal to the board of directors of the Issuer (the “Board”) to acquire all of the outstanding Common Shares of the Issuer, other than those shares currently held by the Reporting Persons (the “Proposal”).  Under the Proposal, each Common Share of the Issuer would be acquired for consideration of US$2.11 in cash. The Proposal is subject to the negotiation and execution of definitive transaction documents and customary approvals, including, approval of a majority of the Issuer’s shareholders not affiliated with the Reporting Persons.  A copy of the Proposal is attached hereto as Exhibit 99.1.

On July 3, 2023, Glencore issued a press release announcing the Proposal, a copy of which is attached hereto as Exhibit 99.2.

CUSIP No. 731916102
Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) are hereby amended and restated as follows:

(a) and (b) The Reporting Persons collectively own, directly or indirectly, 159,806,774 Common Shares. However, the Reporting Persons may be deemed to collectively have direct or indirect “beneficial ownership” within the meaning of Rule 13d-3 under the United States Exchange Act of 1934, as amended (the “Exchange Act”), of an additional 811,190 Common Shares issuable upon exercise of the 2019 Purchase Warrant, as adjusted pursuant to customary anti-dilution provisions set forth in the 2019 Purchase Warrant that were triggered by the 2023 Rights Offering. Accordingly, each of the Reporting Persons may be deemed to beneficially own an aggregate of 160,617,964 Common Shares, representing 82.26% of the Issuer’s issued and outstanding Common Shares. This beneficial ownership percentage assumes that there are 194,435,499 Common Shares outstanding, as reported by the Issuer following the completion of the 2023 Rights Offering. The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of the 160,617,964 Common Shares set forth above.

(c) None of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons, has beneficial ownership of any other Common Shares, or has engaged in any other transaction during the past 60 days in any Common Shares.

Mr. Stephen Rowland, who is currently employed by Glencore and is a member of the Issuer’s board of directors, holds 23,264 Common Shares, deferred share units in respect of 12,661 Common Shares and options to purchase 50,000 Common Shares.

CUSIP No. 731916102
Item 7.	Material To Be Filed as Exhibits

Items 7 is hereby amended to add the following:

Exhibit 99.1	Letter to the Board, dated June 30, 2023

Exhibit 99.2	Press Release, dated July 3, 2023

CUSIP No. 731916102
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 3, 2023	Glencore AG

	By:	/s/ Carlos Perezagua
		Name:	Carlos Perezagua
		Title:	Director

	By:	/s/ Stephan Huber
		Name:	Stephan Huber
		Title:	Director

Glencore International AG

By:	/s/ Peter Friedli
	Name:	Peter Friedli
	Title:	Officer

By:	/s/ John Burton
	Name:	John Burton
	Title:	Director

Glencore plc

By:	/s/ John Burton
	Name:	John Burton
	Title:	Company Secretary